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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997



                             CONTENTS

                                                            Page

Summary of Billings                                           1

Derivation of Billing Rates                                   2

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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997
                                               January 1997                February 1997                   March 1997
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  160,109   $3.22      $516   148,111    $3.80      $562   190,364    $3.39       $645

    Amos Plant . . . . . . . . . . . .   86,546   $1.13        98    77,511    $1.11        86    66,797    $1.09         73

      Total. . . . . . . . . . . . . .  246,655              $614   225,622               $648   257,161                $718

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  144,408   $1.59      $230   253,227    $1.66      $420   167,356    $1.68       $282

    Kanawha River Plant. . . . . . . .   59,678   $ .58        35    42,008    $ .57        24    36,377    $ .56         20

      Total. . . . . . . . . . . . . .  204,086              $265   295,235               $444   203,733                $302

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  162,390   $3.09      $502   149,737    $2.81      $420   190,536    $2.94       $560

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  874,709   $1.81    $1,583   811,517    $1.81    $1,469   345,123    $1.81       $625

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   87,531   $1.37      $120    92,607    $1.31      $121   143,456    $ .87       $125

    Mitchell Plant . . . . . . . . . .   26,339   $4.11       108    53,503    $3.55       190    32,896    $3.48        114

    Muskingum River Plant. . . . . . .    9,799   $3.15        31      -       $ -          -      8,480    $3.15         27

      Total. . . . . . . . . . . . . .  123,669              $259   146,110               $311   184,832                $266

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   47,045   $2.11       $99    61,465    $1.85      $114   125,258    $1.67       $209

  Other Coal . . . . . . . . . . . . .  182,393   $2.29      $418   162,393    $2.26      $368   215,701    $1.72       $372

  Other. . . . . . . . . . . . . . . .   26,696              $131    47,848               $183    74,713                $259

Note: The above amounts include demurrage charges.
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1, 1997 THROUGH DECEMBER 31, 1997
BASED ON PROJECTED COSTS FOR THE PERIOD JANUARY 1, 1997 THROUGH DECEMBER 31, 1997
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $11,607,548    $2,343,317     $ 4,077,169     $ 2,898,017     $ 1,058,557   $ 1,230,488
  Wages. . . . . . . . . . . . . .    10,340,147       147,183       3,976,722       4,507,373         690,617     1,018,252
  Fuel . . . . . . . . . . . . . .     6,324,426        13,964       1,625,160       3,865,130         270,839       549,333
  Fuel Taxes . . . . . . . . . . .     2,181,431         3,873         565,928       1,331,989          92,930       186,711
  Supplies . . . . . . . . . . . .     3,136,413        67,334         801,678       1,624,933         269,188       373,280
  Tow Services . . . . . . . . . .        45,600          -               -               -               -           45,600
  Other Taxes. . . . . . . . . . .        90,000          -              4,500          67,500          13,500         4,500

    Total Equipment Expenses . . .    33,725,565     2,575,671      11,051,157      14,294,942       2,395,631     3,408,164

Ton Mile Ratio . . . . . . . . . .                                    0.378718        0.413399        0.111719      0.096164

Less: Sublease Income. . . . . . .                        -
      Unaffiliated Barging Income.                        -

Adjusted Nonassigned Allocations .                  $2,575,671         975,452       1,064,779         287,753       247,687

Allocated Overhead Expenses. . . .     7,583,723                     2,872,091       3,135,100         847,249       729,283

Return on Investment . . . . . . .       838,292                       317,476         346,549          93,653        80,614

Contract Revenue . . . . . . . . .    (1,365,000)                     (516,950)       (564,289)       (152,497)     (131,264)

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                          132,393         144,515          39,056      (315,964)

Zone 4 Barge & Towboat Cost. . . .    (2,382,131)                                                   (2,382,131)

Non-Affiliated Contracts . . . . .    (4,018,520)                         -               -               -       (4,018,520)

    Total Projected Cost
      (Revenue Requirement). . . .   $34,381,929                   $14,831,619     $18,421,596     $ 1,128,714   $      -

Adjusted Ton Miles . . . . . . . . 7,126,248,100                 2,698,837,000   2,945,980,400     796,140,700   685,290,000

Cost Per Adjusted Ton Mile * . . .                                     $0.0055         $.00625         0.00142


* Incorporated in the January 1997 billings.
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